October 31, 2000
                                       1532 Polo Run Drive
                                        Yardley, PA 19067

        Brendan Elliott
        Wayne Lee
        David Rector
        Patrick O'Meara

        Fullcomm Technologies, Inc.
        110 West Franklin Ave.
        Pennington, NJ 08534

        RE:   RESIGNATION LETTER

        Dear Board of Directors:

              Effective immediately I resign as Chief Executive Officer, Chairman of the Board, and Director due to the fact the company does not have the appropriate funds to satisfy sections 5.1, 5.2, 6.2, 6.3, and
        6.4 of my employment contract dated April 28, 2000.

              The company is also in breach of my contract by not providing me with the relocation package owed to me as described in section 6.4 of the April 28th employment contract. I request that the relocation funds owed to me be paid immediately upon receipt of this letter.

              In addition, I request funds to be paid to me immediately for my unused vacation (18 days) as described in section 6.2. I will hold onto the company's laptop computer and cell phone provided to me as partial collateral until said funds are paid in full.

Regards,

/s/ Howard Weinstein 10/31/2000

Howard Weinstein

cc: David Matlin, Esq.